CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,600,000	$354.64

February 2013

Pricing Supplement No. 1110

Registration Statement No. 333-177923

Dated February 25, 2013

Filed pursuant to Rule 424(b)(2)

INTEREST RATE Structured Investments

Fixed to Floating Rate Notes due February 28, 2023

Based on the 3-Month USD LIBOR

As further described below, with respect to the initial interest periods (from February 28, 2013 to but excluding February 28, 2015), interest on the notes will be payable quarterly in arrears at a rate equal to 1.25% per annum. With respect to each interest period after the initial interest periods, interest on the notes will be payable quarterly in arrears at a rate per annum equal to the 3-Month USD LIBOR plus 0.525%; provided that such interest rate will not be less than the minimum interest rate of 2.00% per annum. All payments on the notes are subject to the credit risk of JPMorgan Chase & Co.

SUMMARY TERMS
Issuer:	JPMorgan Chase & Co.
Aggregate principal amount:		$2,600,000. May be increased prior to the original issue date but we are not required to do so.
Issue price:		$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:		$1,000 per note
Pricing date:		February 25, 2013
Original issue date:		February 28, 2013 (3 business days after the pricing date)
Maturity date:		February 28, 2023
Payment at maturity:		The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any
3-Month USD LIBOR:		The 3-Month USD LIBOR refers to the London Interbank Offered Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page “LIBOR01” (or any successor page) under the heading “3Mo” at approximately 11:00 a.m., London time, on the applicable interest reset date, as determined by the calculation agent. If on the applicable interest reset date, the 3-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine the 3-Month USD LIBOR in accordance with the procedures set forth under “Description of Notes — Interest — The Underlying Rates — LIBOR Rate” in the accompanying product supplement no. 1-I.
Interest:		With respect to each interest period, for each $1,000 principal amount note, interest will accrue at the interest rate in accordance with the applicable day-count convention.
Interest rate:		With respect to each initial interest period (from February 28, 2013 to but excluding February 28, 2015), a rate equal to 1.25% per annum. With respect to each interest period thereafter, a rate per annum equal to the 3–Month USD LIBOR plus 0.525%, as determined on each applicable interest reset date, provided that such rate will not be less than the minimum interest rate of 2.00% per annum.
Minimum interest rate:		2.00% per annum for each interest period other than an initial interest period.
Initial interest rate:		1.25% per annum
Initial interest periods:		The period beginning on and including the original issue date of the notes and ending on but excluding the first interest payment date and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date, until and excluding the interest period beginning on February 28, 2015.
Interest periods:		The period beginning on and including the original issue date of the notes and ending on but excluding the first interest payment date and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date.
Interest payment dates:		Interest will be payable quarterly in arrears on the 28th calendar day of each February, May, August and November (each such date, an “interest payment date”), commencing May 28, 2013, to and including the maturity date. If an interest payment date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
Interest reset date:		After the initial interest periods, two London business days immediately prior to the beginning of the applicable interest period.
Record date:		Business day immediately preceding the relevant interest payment date.
Day-count convention:		30/360
Redemption:		Not applicable
Specified currency:		U.S. dollars
CUSIP / ISIN:		48126DMY2
Book-entry or certificated note:		Book-entry
London business day:		Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Business day:		Any day other than (i) a day on which banking institutions in London, England or the City of New York are authorized or required by law, regulation or executive order to close or (ii) a day on which transactions in U.S. dollars are not conducted.
Agent:		J.P. Morgan Securities LLC (“JPMS”)
Calculation agent:		JPMS
Trustee:		Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Commissions and issue price:	Price to Public(1)	Agent’s Commissions (2)	Proceeds to Issuer
Per Note	$1,000	$17.30	$982.70
Total	$2,600,000	$44,980	$2,555,020

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $17.30 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $2.50 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which will be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of $2.50 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 1-I.

Investing in the notes involves a number of risks. See “Risk Factors” on page PS-13 of the accompanying product supplement no. 1-I and “Risk Factors” beginning on page 3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement no. 1-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Product supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007588/e46195_424b2.pdf

Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Fixed to Floating Rate Notes due February 28, 2023

Based on the 3-Month USD LIBOR

The Notes

The notes offered are unsecured and unsubordinated obligations of JPMorgan Chase & Co. With respect to the initial interest periods (from February 28, 2013 to but excluding February 28, 2015), interest on the notes will be payable quarterly in arrears at a rate equal to 1.25% per annum. With respect to each interest period other than the initial interest periods, interest on the notes will be payable quarterly in arrears at a rate per annum equal to the 3-Month USD LIBOR plus 0.525%; provided that such interest rate will not be less than the minimum interest rate of 2.00% per annum. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities,” of the accompanying prospectus supplement called “Description of Notes” and of the accompanying product supplement no. 1-I called “Description of Notes,” subject to and as modified by the provisions described above. All payments on the notes are subject to the credit risk of JPMorgan Chase & Co.

Historical Information

The following graph sets forth the weekly historical performance of the 3-Month USD LIBOR from January 4, 2008 through February 22, 2013. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 3-Month USD LIBOR, as it appeared on Reuters page “LIBOR01” at approximately 11:00 a.m., London time on February 25, 2013 was 0.28660%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to the 3-Month USD LIBOR on any interest reset date. We cannot give you assurance that the performance of the 3-Month USD LIBOR will result in interest payments based on anything other than the minimum interest rate during interest periods subsequent to the initial interest period.

February 2013	Page 2

Fixed to Floating Rate Notes due February 28, 2023

Based on the 3-Month USD LIBOR

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 3-Month USD LIBOR, and other events that are difficult to predict and beyond the issuer’s control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying product supplement 1-I.

▪	After the initial interest periods the notes will pay an annual interest rate, which may be the minimum interest rate of 2.00% per annum — For the applicable initial interest periods your notes will pay an annual interest rate equal to 1.25%. For the applicable interest periods thereafter, your notes will pay a rate per annum equal to the 3-Month USD LIBOR plus 0.525%, as determined on the applicable interest reset date, subject to the minimum interest rate of 2.00% per annum.
▪	Floating rate notes differ from fixed rate notes — The rate of interest paid by us on the notes for each interest period after the initial interest periods will be equal to the 3-Month USD LIBOR plus 0.525%, as determined on the applicable interest reset date and subject to the minimum interest rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the interest rate for any quarterly interest period after the initial interest period be less than the minimum interest rate of 2.00% per annum. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives. Interest with respect to any interest period after the initial interest periods may be equal to the minimum interest rate of 2.00% per annum, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
▪	After the initial interest periods, the interest rate on the notes is based on the 3-Month USD LIBOR over which we have no substantive control. —The 3-Month USD LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause the 3-Month USD LIBOR, and consequently the interest rate for an interest period other than an initial interest period, to increase or decrease. A decrease in the 3-Month USD LIBOR will result in a reduction of the applicable interest rate used to calculate the interest for any interest period other than an initial interest period.
▪	The notes are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
▪	Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Executive Overview — CIO Synthetic Credit Portfolio Update,” “Liquidity Risk Management — Credit Ratings,” and “Item 4. Controls and Procedures” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.
▪	Potential conflicts — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for
February 2013	Page 3

Fixed to Floating Rate Notes due February 28, 2023

Based on the 3-Month USD LIBOR

us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.

▪	The 3-Month USD LIBOR will be affected by a number of factors — The amount of interest payable on the notes after the initial interest periods will depend on the 3-Month USD LIBOR. A number of factors can affect the 3-Month USD LIBOR by causing changes in the value of the 3-Month USD LIBOR including, but not limited to:
▪	changes in, or perceptions about future 3-Month USD LIBOR levels;
▪	general economic conditions in the United States;
▪	prevailing interest rates; and
▪	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

▪	The 3-Month USD LIBOR may be volatile —The 3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
▪	supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;
▪	sentiment regarding underlying strength in the U.S. and global economies;
▪	expectations regarding the level of price inflation;
▪	sentiment regarding credit quality in the U.S. and global credit markets;
▪	central bank policy regarding interest rates;
▪	inflation and expectations concerning inflation; and
▪	performance of capital markets.

Decreases in the 3-Month USD LIBOR could result in the corresponding interest rate for interest periods after the initial interest period, decreasing to the minimum interest rate of 2.00% per annum and thus in the reduction of interest payable on the notes.

▪	Certain built-in costs are likely to adversely affect the value of the notes prior to maturity — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission or reflects the deduction of a discount allowed to each agent and includes the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission or discount and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
▪	Lack of liquidity — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
▪	Many economic and market factors will impact the value of the notes— In addition to the 3-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
▪	the expected volatility of the 3-Month USD LIBOR;
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Fixed to Floating Rate Notes due February 28, 2023

Based on the 3-Month USD LIBOR

▪	the time to maturity of the notes;
▪	interest and yield rates in the market generally, as well as the volatility of those rates;
▪	a variety of economic, financial, political, regulatory or judicial events; and
▪	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Interest Rate for an Interest Period other than an Initial Interest Period

The interest rate with respect to the initial interest periods (from February 28, 2013 to but excluding February 28, 2015) will be 1.25% per annum. The following table illustrates the interest rate determination for a quarterly interest period other than an initial interest period for a hypothetical range of performance for 3-Month USD LIBOR and reflects the spread of 0.525% and the minimum interest rate of 2.00% per annum. The hypothetical 3-Month USD LIBORs and quarterly interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

Hypothetical 3-Month USD LIBOR		Spread		Hypothetical Interest Rate for the Quarterly Interest Period That is Not an Initial Interest Period
6.00%	+	0.525%	=	6.525%
5.00%	+	0.525%	=	5.525%
4.00%	+	0.525%	=	4.525%
3.00%	+	0.525%	=	3.525%
2.00%	+	0.525%	=	2.525%
1.00%	+	0.525%	=	2.00%*
0.00%	+	0.525%	=	2.00%*
-1.00%	+	0.525%	=	2.00%*

*The interest rate cannot be less than the minimum interest rate of 2.00% per annum.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would be lower.

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical interest rates set forth in the table above are calculated and assume that each interest period is not an initial interest period, assuming 90 calendar days in each interest period.

Example 1: After the initial interest periods, the 3-Month USD LIBOR on an interest reset date is 3.00%. The interest rate for the applicable quarterly interest period is 3.525% per annum calculated as follows:

3.00% + 0.525%= 3.525%

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 3.525% × (90/360) = $8.81

Example 2: After the initial interest periods, the 3-Month USD LIBOR on an interest reset date is 6.00%. The interest rate for the applicable quarterly interest period is 6.525% per annum calculated as follows:

6.00% + 0.525%= 6.525%

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

February 2013	Page 5

Fixed to Floating Rate Notes due February 28, 2023

Based on the 3-Month USD LIBOR

$1,000 × 6.525% × (90/360) = $16.31

Example 3: After the initial interest periods, the 3-Month USD LIBOR on an interest reset date is -1.00%. Because the 3-Month USD LIBOR of -1.00% plus 0.525% is less than the minimum interest rate of 2.00% per annum, the interest rate for the applicable quarterly interest period is the minimum interest rate of 2.00% per annum and the quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.00% × (90/360) = $5.00

Supplemental Information Concerning Plan of Distribution (Conflicts of Interest)

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the notes in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds and Hedging” beginning on page PS-25 of the accompanying product supplement no. 1-I.

Tax Considerations

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-I. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes except to the extent of original discount issue, if any. In addition, a U.S. Holder (as defined in the accompanying product supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income.  In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.  Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.  Purchasers who are not initial purchasers of notes at their issue price on the original issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Considerations”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where You Can Find More Information

You should read this document together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-I dated November 14, 2011.

This document, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto, dated February 13, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-I. We urge you to consult your investment, legal, tax, accounting and other advisers.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• Product supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007588/e46195_424b2.pdf

February 2013	Page 6

Fixed to Floating Rate Notes due February 28, 2023

Based on the 3-Month USD LIBOR

• Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

• Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.3 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 14, 2011.

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